Nova LifeStyle, Inc.

November 6, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           Terence O'Brien  Branch Chief

Re:	Nova LifeStyle, Inc.
Form 10-K
Filed March 31, 2014 File No. 1-36259

Dear Mr. O'Brien:

Nova LifeStyle, Inc. (“Nova” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated October 20, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-K for the year ended December 31, 2013

Note 11 – Income Taxes and Other Taxes (Receivable) Payable, page F-22

1.
We have read your response to comment 10 in our letter dated September 12, 2014.  Please revise future filings to disclose the materiality of the transfer pricing adjustment on your effective tax rate for the periods presented.

Response: We will revise future filings to disclose the materiality of the transfer pricing adjustment on our effective tax rate for the periods presented.

Form 10-Q for the period ended June 30, 2014

Note 15 – Stockholders’ Equity, page 18

2.
 We have read your response to comment 11 in our letter dated September 12, 2014. We note your analysis provided in Exhibit 1 does not address ASC 815-40-25.   Therefore, please tell us what kind of settlement the Series A, Series B, Series C and Placement Agent Warrants issued in connection with the April 14, 2014 Securities Purchase Agreement requires pursuant to ASC 815-40-25, i.e., net cash settlement or physical settlement. Also in that regard, your consideration of the factors in 815-40-25-7 through 25-35 should be explained. Regarding 815-40-15-7D, you indicate that the warrants are not indexed to the Company’s own stock because the strike price is not fixed. Please address the second part of 15-7D which states: “ If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” Paragraph 15-7E then explains that the strike price of the instrument is one such fair value input. We may have further comment.

Response:

As previously noted on April 14, 2014, pursuant to a Securities Purchase Agreement with certain investors the Company issued (i) Series A warrants to purchase up to 660,030 shares of Common Stock (the “Series A Warrants”); (ii) Series B warrants to purchase up to 633,628 shares of Common Stock in the aggregate at an exercise price of $6.82 per share (the “Series B Warrants”); and (iii) Series C warrants to purchase up to 310,478 shares of Common Stock in the aggregate at an exercise price of $8.53 per share (the “Series C Warrants” and together with the Series A Warrants and the Series B Warrants, the “Warrants”). The Series A Warrants have a term of four years and are exercisable by the holders at any time after the date of issuance. The Series B Warrants have a term of six months and are exercisable by the holders at any time after the date of issuance. The Series C Warrants have a term of four years and are exercisable by the holders at any time after the date of issuance. After the six month anniversary of the issuance date of the Series C Warrants, to the extent that a holder of Series C Warrant exercises less than 70% of such holder’s Series B Warrants and the closing sale price of the Common Stock is equal to or greater than $9.81 for a period of ten consecutive trading days, then the Company may purchase the entire then-remaining portion of such holder’s Series C Warrants for $1,000. Additionally, the placement agent and its designees received Series A warrants to purchase up to 92,404 shares of common stock at the closing.

Exercise of the warrants may be accomplished through delivery in cash an amount equal to the number of shares the warrant is being exercised for multiplied by the exercise price. If there is not an effective registration statement then the warrant holder may exercise the warrant on a cashless basis. At any time warrants are outstanding, and any fundamental transaction occurs, such as reorganization, reclassification, merger, consolidation or disposition of assets, the consummation of a transaction whereby another entity acquires more than 50% of the Company’s outstanding voting stock, or the sale of all or substantially all of the Company’s assets, the successor entity must assume in writing all of our obligations to the Warrant holders. In the event of a fundamental transaction, each warrant holder will have the right to require the Company, or its successor, to repurchase its warrants for an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such Warrants.

ASC 815 defines net cash settlement and physical settlement as follows:

Net cash settlement - The party with a loss delivers to the party with a gain a cash payment equal to the gain, and no shares are exchanged.

Physical settlement -The party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.

As such the Company’s warrant instruments are considered to be physical settlement.

Section 2 of the warrant agreements outlined the conditions by which the exercise price and the number of warrant shares issuable upon exercise are subject to adjustment.  Section 2 (a) requires that upon a stock dividend or split then the exercise price shall be adjusted for based on a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. The number of shares the warrant is exercisable into will also be adjusted based on the same fraction.

Section 2 (b) of the warrant agreement requires that whenever the Company has issued or has been deemed to have issued shares of common stock for a consideration price per share that is less than the current exercise price in effect then the exercise price of the warrants shall be reduced to the price of the newly issued or deemed issued shares. Deemed issued shares would include issuance of any rights, warrants or options to subscribe for or purchase shares of common stock or convertible securities. Deemed issuances would also include the issuance of convertible securities. In these cases the new stock issuance price would be considered to be the exercise or conversion price of these instruments.

As such the company considered if the terms of Section 2(b) allow the warrant to be considered indexed to its own common stock.

ASC 815-40-15-5 through 15-8 provide guidance in determining if an entity can deem an instrument issued to be indexed to its own common stock and thereby qualify for the scope exception of derivative accounting in ASC 815-10-15-74(a).

Step 1 of this analysis is to consider if there are contingent exercise provisions in accordance with ASC 815-40-15-7A&B. There are no terms in the warrant where by the strike price or the number of shares used to calculate the settlement amount would be adjusted upon the occurrence of an exercise contingency.

Step 2 of this analysis pursuant to ASC 815-40-15-7C is to consider if settlement amount will equal the difference between the following:

a.  The fair value of a fixed number of the entity's equity shares

b.  A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

ASC 815-40-15-7D states that an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

Further ASC 815-40-15-7E states a fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity's stock price and additional variables, including all of the following:

a. Strike price of the instrument

b. Term of the instrument

c. Expected dividends or other dilutive activities

d. Stock borrow cost

e. Interest rates

f. Stock price volatility

g. The entity's credit spread

h. The ability to maintain a standard hedge position in the underlying shares.

The Company also considered the example in ASC 815-40-55-33&34 as the terms of the Company’s warrant instrument mirror those of this example.

ASC 815-40-55-33 Entity  A issues warrants that permit the holder to buy 100 shares of its common stock for $10 per share. The warrants have 10-year terms and are exercisable at any time. However, the terms of the warrants specify that (a) if the entity sells shares of its common stock for an amount less than $10 per share, the strike price of the warrants is reduced to equal the issuance price of those shares, and (b) if the entity issues an equity linked financial instrument with a strike price below $10 per share, the strike price of the warrants is reduced to equal the strike price of the newly issued equity-linked financial instrument.

55-34 The warrants are not considered indexed to Entity A's own stock based on the following evaluation:

Step 1: The instruments do not contain an exercise contingency. Proceed to Step 2.

Step 2: The settlement amount would not equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price. The strike price would be adjusted if Company A (a) sells shares of its common stock for an amount less than $10 per share or (b) issues an equity-linked financial instrument with a strike price below $10 per share. Consequently, the settlement amount of the warrants can be affected by (a) future equity offerings undertaken by Company A at the then-current market price of the related shares or (b) the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Similarly, the occurrence of a sale of an equity-linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.

The Series A, B and C warrants as well as the Placement Agent warrants do not meet the criteria in ASC 815-40-15-7D since they have provisions whereby the exercise price of the warrants are adjusted downward as a result of a subsequent issuance of stock below the current exercise price and do not meet the criteria in ASC 815-40-15-7E as  a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares.

Based on this analysis the company concluded that the warrants were not indexed to its own common stock. As such ASC 815-40-15-8A states.  If the instrument does not meet the criteria to be considered indexed to an entity’s own stock as described in paragraphs 815-40-15-5 through 15-8, it shall be classified as a liability or an asset. As such the Series A, B and C warrants as well as the Placement Agent warrants do not meet the requirements for equity treatment and were recorded as liabilities at their respective fair values.

Since the warrants are deemed to be liabilities under ASC 815-40-15-5 through 8, the guidance of ASC 815-40-25-7 through 35 was deemed to be no longer applicable and as such an analysis under that guidance was not required.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at  jeffrey_wong@novalifestyle.com

Very truly yours,

/s/ Ya Ming Wong
Ya Ming Wong, Chief Executive Officer
Nova LifeStyle, Inc.

cc:           Tawny Lam, President, Nova LifeStyle, Inc.
                Sammy Ho, Chief Financial Officer, Nova LifeStyle, Inc.
Thomas Wardell, Esq.